# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Highest Performances Holdings Inc., CIK 0001750264
CUSIP: 69373Y109
Title of class of securities: Class A Ordinary Shares, Par Value US$0.001 Per Share
Address of issuer's principal executive offices: 12F, Block B, Longhu Xicheng Tianjie,, No. 399 Huazhaobi Xishun Street,, Jinniu District, Chengdu, Sich, China (F4), 610036
Date of event which requires filing of this statement: 10/04/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001803238

## Reporting persons
- Worldwide Success Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 18,111,000; sole dispositive power 0; shared dispositive power 18,111,000; aggregate amount beneficially owned 18,111,000 (1.32% of the class)
  Comment: Note to Row 6, 8, 9:
  
  Represents 18,111,000 Class A ordinary shares, par value $0.001 per share, of Highest Performances Holdings Inc. (the "Issuer") held by Worldwide Success Group Limited.
  
  Note to Row 11:
  
  Based on 1,372,547,538 ordinary shares, comprising of 372,547,538 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, of the Issuer outstanding as of January 2, 2025 according to records of the Issuer.
- YU Haifeng: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 18,111,000; sole dispositive power 0; shared dispositive power 18,111,000; aggregate amount beneficially owned 18,111,000 (1.32% of the class)
  Comment: Note to Row 6, 8, 9:
  
  Represents 18,111,000 Class A ordinary shares, par value $0.001 per share, of the Issuer held by Worldwide Success Group Limited.
  
  Note to Row 11:
  
  Based on 1,372,547,538 ordinary shares, comprising of 372,547,538 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, of the Issuer outstanding as of January 2, 2025 according to records of the Issuer.

## Item 1. Issuer
Name of issuer: Highest Performances Holdings Inc.
Address of issuer's principal executive offices: 12F, Block B, Longhu Xicheng Tianjie, No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu, Sichuan Province, 610036, People's Republic of China

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):
i) Worldwide Success Group Limited ("Worldwide"); and
ii) YU Haifeng.
Address of principal business office or, if none, residence:
The principal business office of Worldwide is OMC Chambers, 2nd Floor, R.G. Hodge Plaza, Road Town, Tortola, British Virgin Islands.

The principal business office of Mr. Yu is 12F, Block B, Longhu Xicheng Tianjie, No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu, Sichuan Province, 610036, People's Republic of China
Citizenship:
Worldwide is a British Virgin Islands company.

YU Haifeng is a citizen of People's Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Worldwide Success Group Limited: 18,111,000
YU Haifeng: 18,111,000

Represents 18,111,000 Class A ordinary shares directly held by Worldwide Success Group Limited, a company incorporated in the British Virgin Islands. Worldwide Success Group Limited is wholly owned by YU Haifeng.
Percent of class:
The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,372,547,538 ordinary shares, comprising of 372,547,538 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, of the Issuer outstanding as of January 2, 2025 according to records of the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

Worldwide Success Group Limited: 1.32%
YU Haifeng: 1.32%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote:
Worldwide Success Group Limited: 18,111,000
YU Haifeng: 18,111,000

Percent of Aggregate Voting Power:
Worldwide Success Group Limited: 0.02%
YU Haifeng: 0.02%

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote.
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition:
Worldwide Success Group Limited: 18,111,000
YU Haifeng: 18,111,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
1 Joint Filing Agreement

## Signatures
- Worldwide Success Group Limited: /s/ YU Haifeng, YU Haifeng, Director (02/14/2025)
- YU Haifeng: /s/ YU Haifeng, YU Haifeng (02/14/2025)